SE 10028903 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- ~~51548~~ 68235

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Priority Capital Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10188 Telesis Court, Suite 130
(No. and Street)

San Diego (City) California (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Thailing (858) 210-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northbridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Thailing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Priority Capital Investments, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

~~1 ______~~
~~2 ______~~
~~3 ______~~
~~4 ______~~
~~5 ______~~
~~6 ______~~

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this 19th (Date) day of February (Month), 2010 (Year), by

(1) David Thailing (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Paola V. Cicuttini (Signature of Notary Public)

PAOLA V. CICUTTINI
Commission # 1852091
Notary Public - California
San Diego County
My Comm. Expires Jun 29, 2013

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Priority Capital Investment, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Nine Months Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Priority Capital Investment, LLC:

We have audited the accompanying statement of financial condition of Priority Capital Investment, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the nine months ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Priority Capital Investment, LLC as of December 31, 2009, and the results of its operations and its cash flows for the nine months ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2010

[illegible] Corbin Avenue, Suite [illegible], Northridge, California [illegible]
[illegible]
[illegible] New York, [illegible]

WE FOCUS & CARE

Priority Capital Investment, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	316,078
Accounts receivable		141,082
Property and equipment, net		136,497
Prepaid expense		23,573
Deferred software development costs		61,404
Deposits		32,350
Total assets	$	710,984

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	35,639
Accrued expenses		45,731
Total liabilities		81,370
Commitments and contingencies		
Member's equity		
Member's equity		629,614
Total member's equity		629,614
Total liabilities and member's equity	$	710,984

The accompanying notes are an integral part of these financial statements.

Priority Capital Investment, LLC
Statement of Operations
For the Nine Months Ended December 31, 2009

Revenues	
Interest and dividend	$ 782
Total revenues	782
Expenses	
Employee compensation and benefits	686,100
Professional fees	67,486
Communications	37,490
Occupancy and equipment rental	54,694
Other operating expenses	515,398
Total expenses	1,361,168
Net income (loss) before income tax provision	(1,360,386)
Income tax provision	-
Net income (loss)	$ (1,360,386)

The accompanying notes are an integral part of these financial statements.

Priority Capital Investment, LLC
Statement of Changes in Member's Equity
For the Nine Months Ended December 31, 2009

	Member's Equity
Balance at December 31, 2008	$ -
Capital contributions	1,990,000
Net income (loss)	(1,360,386)
Balance at December 31, 2009	$ 629,614

The accompanying notes are an integral part of these financial statements.

Priority Capital Investment, LLC
Statement of Cash Flows
For the Nine Months Ended December 31, 2009

Cash flow from operating activities:		
Net income (loss)		$ (1,360,386)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	$ 7,769	
(Increase) decrease in assets:		
Accounts receivable	(141,082)	
Prepaid expense	(23,573)	
Deferred software development costs	(61,404)	
Deposits	(32,350)	
Increase (decrease) in liabilities:		
Accounts payable	35,639	
Accrued expenses	45,731	
Total adjustments		(169,270)
Net cash provided by (used in) operating activities		(1,529,656)
Cash flow from investing activitie:		
Purchase of property and equipment	(144,266)	
Net cash provided by (used in) in investing activities		(144,266)
Cash flow from financing activities:		
Proceeds from issuance of capital contributions	1,990,000	
Net cash provided by (used in) financing activities		1,990,000
Net increase (decrease) in cash		316,078
Cash at beginning of year		-
Cash at end of year		$ 316,078
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

Priority Capital Investment, LLC
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Priority Capital Investments, LLC (the "Company") was incorporated under the General Corporation Laws of the State of Delaware on March 31, 2009. The company is a wholly-owned subsidiary of Priority Capital Group ("the Parent"). Jay Shidler and David Thailing ("the Owners") hold ownership interests in the Parent of 80% and 20%, respectively.

The Company has elected to be treated as a dealer-manager under the National Association of Securities Dealers ("NASD") rule 1013. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and is authorized to engage in the wholesaling of publicly registered non-listed securities issued by real estate investment trusts ("REIT'S") and private placement of securities.

The Company engages in the wholesaling of non-listed securities to the public and acts as a broker or placement agent for securities exempt from registration under Section 4(2) of the Securities Act of 1933. The company may also act as a placement agent for securities exempt from registration pursuant to Rule 144A, Regulation D, or Regulation A.

The Company also acts as a dealer-manager with regard to public offerings it promotes on a best efforts basis, overseeing a network of independent broker dealers nationwide. Under this selling group arrangement, the Company receives 10% of the offering proceeds, and pays out 7% to the independent broker dealers, thus retaining 3% for itself.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Revenue is recognized upon the successful sale of registered securities to individual investors through a selling group consisting of a nationwide network of independent broker dealers.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Office furniture	$	68,355	7
Computer equipment		17,832	3
File server		33,195	3
Network system		24,884	3
		144,266	
Less: accumulated depreciation		(7,769)	
Property and equipment, net	$	136,497	

Depreciation expense for the nine months ended December 31, 2009, was $7,769.

Note 3: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 4: RECOVERABLE EXPENSES

Pursuant to it's efforts to underwrite Pacific Office Properties Trust's ("POPT") $400 million common share offering, the Company has incurred substantial marketing, account management and legal costs for the benefit of the issuing company. Under the terms of their underwriting agreement, the Company is to be reimbursed for those costs by POPT at such time as proceeds from the offering begin. As of December 31, 2009, $141,082 of expenditures were determined to be recoverable under this arrangement, and appear on the accompanying Statement of Financial Condition as Accounts Receivable.

Note 5: DEFERRED SOFTWARE DEVELOPMENT COSTS

The Company accounts for its internally developed software in accordance with the provisions of FASB ACS 350, *Intangibles — Goodwill and Other.* FASB ACS 350 provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies the characteristics of internal-use software. It permits the capitalization of certain costs, including internal payroll costs, incurred in connection with the development or acquisition of such software. These costs are capitalized beginning when the Company has entered the application development stage and ceases when the software is substantially complete and is ready for its intended use. On June 30, 2009 the Company entered the application development stage with their Client Relationship Management (CRM) Software, as well as certain costs associated with development of its unique website. Based upon the requirements of FASB ACS 350, the Company began capitalizing all software costs associated with development of these projects at that time. When the software has been determined to be substantially complete and ready for its intended use, it will be amortized for financial reporting purposes using the straight-line method over an estimated useful life of 5 years. Capitalized development costs for the nine months ended December 31, 2009 were $61,404 and appear on the accompanying Statement of Financial Condition as Deferred software development costs.

Note 6: SPECIAL COMPENSATION ARRANGEMENTS

Under a special compensation arrangement, the Chief Executive Officer and minority shareholder of the Company will receive additional deferred compensation equal to 20% of profits or losses of the Company in a given year. Share of losses can not reduce overall compensation below a specified minimum annual compensation level, but will be carried forward to future years. Effective in January 2010, commissioned sales personnel will be compensated at the rate of 1% of brokered sales. Said sales personnel will receive a monthly draw not subject to any clawback provision in the first year, if commissioned compensation does not exceed the first year total of monthly draws.

Note 7: SUBSEQUENT EVENT - PUBLIC OFFERING

On January 12, 2010, Priority Capital Group ("the Parent") and Pacific Office Properties Trust, Inc. ("the Issuer") formally announced a public offering of $400 million of the issuer senior common stock. The issuer Senior common stock will be offered exclusively through the independent broker-dealer network with Priority Capital Investments, LLC serving as the managing broker-dealer. The Issuer is offering 35 million shares of senior common stock with an additional 5 million shares available through the dividend reinvestment plan. The issuer intends to use substantially all of the net proceeds from the offering to acquire and operate "value added" office properties located in the western United States.

Note 8: 401(K) SAVINGS AND INVESTMENT PLAN

The Company's defined contribution pension plans consist of a 401(k) Savings & Investment Plan ("401(k)") and a Roth 401(k) ("Roth 401(k)"). Employees can participate in the 401(k) by contributing on a tax-deferred basis, or on an after-tax basis via Roth contributions. The Company will match 100% of an employee's contributions up to 3%, and match 50% of each additional 1% contributed up to the maximum benefit of 5%. All eligible employees are entitled to matching benefits after 18 months of service. The Company accrues their matching share currently to properly match benefit costs with employee services, prior to actual employee vesting.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

Commitments

Commencing on December 15, 2009, the Company entered into a lease for approximately 3,500 square feet of office space in an office building in San Diego, California for a period of twenty-four months, with an option to renew for thirty-six months. The lease contains an exclusive option to add contiguous office space of up to an additional 2,500 square feet, as needed. Current lease terms call for monthly payments of $8,750, or $105,000 annually.

Note 10: COMMITMENTS AND CONTINGENCIES

(Continued)

At December 31, 2009, the minimum annual payments are as follows:

Year Ending December 31,		
2010	$	105,000
2011		96,250
2012 & thereafter		-
	$	201,250

The Company has contracted the services of a compliance corporation to provide financial, regulatory compliance and related services for a monthly fee of $4,625. The contract became effective In December 2009, for an initial term of one year.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the nine months ended December 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the nine months ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $234,708 which was $224,537 in excess of its required net capital of $10,171; and the Company's ratio of aggregate indebtedness ($81,370) to net capital was 0.35 to 1, which is less than the 8 to 1 maximum allowed for a first year broker/dealer.

Note 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $2,687 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$237,395
Adjustments:		
Member's equity	$ 93,397	
Non-allowable assets	(96,084)	
Total adjustments		(2,687)
Net capital per audited statements		$234,708

Priority Capital Investment, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital		
Member's equity	$ 629,614	
Total member's equity		$ 629,614
Less: Non-allowable assets		
Accounts receivable	(141,082)	
Property and equipment, net	(136,497)	
Prepaid expense	(23,573)	
Deferred software development costs	(61,404)	
Deposits	(32,350)	
Total non-allowable assets		(394,906)
Net capital		234,708
Computation of net capital requirements		
Minimum net capital requirements		
12 1/2 of net aggregate indebtedness	$ 10,171	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(10,171)
Excess net capital		$ 224,537
Ratio of aggregate indebtedness to net capital	0.35 : 1	

There was a difference of $2,687 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 13.

See independent auditor's report

Priority Capital Investment, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to Priority Capital Investment, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Priority Capital Investment, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Priority Capital Investment, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Priority Capital Investment, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Nine Months Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Priority Capital Investment, LLC:

In planning and performing our audit of the financial statements of Priority Capital Investment, LLC (the Company), as of and for the nine months ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
Los Angeles New York Oakland

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2010